UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON March 26, 2014

DATE, TIME, AND PLACE:

March 26, 2014, at 10:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”) or (“Santander”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Directors Mrs. Conrado Engel and José de Paiva Ferreira; and the Independent Directors, Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli. The Vice-President Executive Officer Mr. Carlos Alberto López Galán was also attended the Meeting.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) To know the Report of the Nomination and Remuneration Committee related to the period ended on December 31, 2013, as well as the main activities of the Company’s Nomination and Remuneration Committee, pursuant to Resolution # 3.921/2010, issued by the National Monetary Council; (b) To approve the Company´s Financial Statements by standard under IFRS, referred to the fiscal year ended on December 31, 2013; (c) To know the economics-financials results of the Company relative to February, 2014; (d) To propose to general meeting to change the term of payment of dividends and interest on equity regarding the year of 2013 to not more than one hundred and eighty (180) days as of the date it was stated by the Company’s Board of Directors, pursuant to item X and XVIII of article 17 of the Company´s Bylaws; (e) To approve the allocation and payment of Company’s dividends; e (f) To approve the Report containing the policies and strategies for operational risk management, pursuant to Resolution 2.554/98 and 3.380/06, both issued by the National Monetary Council.

[Free English Translation]

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously and without any restrictions:

(a) Knew the Report of the Nomination and Remuneration Committee related to the period ended on December 31, 2013, as well as the main activities of the Company’s Nomination and Remuneration Committee, pursuant to Resolution # 3.921/2010, issued by the National Monetary Council, and to the sixth paragraph of article 16, of the Company’s Bylaws.

It is registered that Mr. Celso Clemente Giacometti – Chairman of the Board of Directors, was on the meeting, in order to account for the item (a)  of the Agenda.

(b) Appreciated the Company´s Financial Statements under IFRS (International Financial Reporting Standards), referred to the fiscal year ended on December 31, 2013, according to the Board meeting held on March 25, 2014, at 10 a.m., and requested further information;

(c) Knew the economics-financials results of the Company relative to February, 2014.

(d) Approved, pursuant to item X and XVIII of article 17 of the Company´s Bylaws, the proposal to change the term of payment of dividends and interest on equity regarding the year of 2013 to not more than one hundred and eighty (180) days as of the date it was stated by the Company’s Board of Directors. Referred proposal of chance the term, has the main objective give transparency to the shareholders of the remuneration structure, pursuant to the Company´s financial strategy and the efficiency of the administrative and financial costs. This proposal shall be submitted for approval on the General Meeting of the Company, to be called opportunely;

(e) Approved, pursuant to the article 17, item X, of the Company’s Bylaws the proposal of the Board of Executive Officers, according to the meeting held on March 25, 2014 at 10 a.m., to declare and pay, ad referendum of the General Annual Meeting to be held until April 30, 2015: (i)   pursuant to article 37, item III, of the Company’s Bylaws, the Company´s Intermediary Dividends, based on the Dividend Equalization Reserve account, in the amount of ninety nine million eight hundred and seven thousand three hundred and thirty five Reais and sixteen cents (R$ 99,807,335.16), corresponding to R$ 0.240554303 per batch of one thousand (1,000) ordinary shares and R$ 0.264609734 per batch of one thousand (1,000) preferred shares; and R$ 26.460973356 per batch of one thousand (1,000) Units; and (ii)  pursuant to article 37, item II, of the Company’s Bylaws, the Company’s Interim Dividends, based on the profit reported on the balance sheet of February, 2014, in the amount of one hundred and twenty million one hundred ninety two thousand and six hundred and sixty four Reais and eighty four cents (R$ 120.192.664,84), corresponding to R$ 0,289686752 per batch of one thousand (1,000) ordinary shares, R$  0,318655427 per batch of one thousand (1,000) preferred shares; and R$ 31,865542720 per batch of one thousand (1,000) Units. According to the Proposal of the Board of Executive Officers, the shareholders entitled for the Interim Dividends hereby approved will be the ones registered in the Company’s books at the end of March 26, 2014, including. Therefore, as of March 27, 2014 (including), the Company’s shares shall be traded “Ex-  Dividends”. The amount of Intermediary Dividends and Interim Dividends here approved shall be fully included in the mandatory dividends to be distributed by the Company referring to the fiscal year 2014, and will be paid as of August 28, 2014, without any compensation of monetary restatement

[Free English Translation]

It is registered that Mr. Carlos Alberto López Galán, Vice-President Executive Officer, was on the meeting, in order to account for the item (b), (c)  and (d)  of the Agenda.

(f) Approved in accordance with item I of the sole paragraph of article 3 of Resolution No. 2.554, as of September 24, 1998 and second paragraph of article 3 of Resolution No. 3.380, as of June 29, 2006, both issued by the National Monetary Council, and the favourable recommendation of the Risks and Audit Committees, the Company's Annual Report for the Evaluation of Operational Risk, Business Continuity and Internal Control Department of the Company and its affiliates, which contains the policies and strategies for operational risk management related to the semester ended on December 31, 2013.

CLOSING OF THE MEETING: There being nothing further to be transacted, the Meeting was closed and these Minutes were drawn up, read, approved and signed by all Directors present and by the Secretary. São Paulo, March 26, 2014. Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Directors Mrs. Conrado Engel and José de Paiva Ferreira; and the Independent Directors, Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli. Marco Antônio Martins de Araújo Filho – Secretary.

I hereby certify that this is a true copy of the minutes drawn up in the Book of Minutes of the Company’s Board of Directors Meetings.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 26, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer